David I. Sunkin
Writer’s Direct Line: 213-617-4252
DSunkin@sheppardmullin.com

October 13, 2006

Our File Number:  04L2-125203

VIA EDGAR AND FEDERAL EXPRESS

Mara L. Ransom, Esq. Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

Re:                             Innovative Micro Technology, Inc.
Amendment No. 1 to Schedule 14C filed on September 22, 2006
File No. 001-06635

Amendment No. 1 to Schedule 13E-3 filed on September 22, 2006
File No. 005-00002-70

Dear Ms. Ransom:

On behalf of Innovative Micro Technology, Inc. (the “Company”), we hereby transmit for filing Amendment No. 2 to the Transaction Statement on Schedule 13E-3 (the “Amended Schedule 13E-3”) and Amendment No. 2 to the Information Statement on Schedule 14C (the “Amended Information Statement”).  We are also forwarding to you via Federal Express courtesy copies of this letter and the above-referenced amendments.  The Amended Information Statement is marked to show referenced changes and additions.

The staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter, dated October 2, 2006, with respect to Amendment No. 1 to the Schedule 13E-3 and Amendment No. 1 to the Information Statement.  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For ease of reference, the comments have been reproduced below in bold face and the responses have been set forth immediately below.  Please note that the page number references in your comments may not refer to the same page number(s) in the applicable amendments.  The page number references in our responses refer to the page number(s) in the marked courtesy copy of the Amended Information Statement.

Capitalized terms used, but not defined, in this letter shall have the meanings given to them in the applicable amendments.

Schedule 13E-3

Item 16. Material to be Filed as Exhibits

1.                                      We note your response to prior comment 4 and the revised disclosure you have provided.  We note you indication that you are unable to filed the appraisal as an exhibit to the Schedule 13E-3 because of the preparer of the appraisal, Cushman & Wakefield, refuses to provide its consent.  Notwithstanding their refusal to provide a consent, it would appear that the appraisal is materially related to the transaction and must be filed as an exhibit to the Schedule 13E-3.  Please revise to file it as an exhibit.

Response to Comment 1:

The Company has revised Schedule 13E-3 to file the appraisal as an exhibit.

Summary of Terms of Reverse/Forward Stock Split, page 8

2.                                      We note your response to prior comment 7 and your indication that Miramar Venture Partners, L.P., who has Board observer rights, obtained stockholder approval and “was a party that had originally suggested to the Company that it consider methods to effect a going private transaction.”  Please tell us what consideration you have given as to whether Miramar should be included as a filing person on the Schedule 13E-3, given that they would appear to be an affiliate who was engaged in the going private transaction.  We remind you that each filing person is required to comply with the filing, disclosure and dissemination requirements of Schedule 13E-3, including the fairness determination and recommendation requirements.

Response to Comment 2:

As a Board observer, Miramar Venture Partners, L.P. (“Miramar”) was present at various discussions by the Company’s Board of Directors (the “Board”) to consider methods of maximizing shareholder value.  Miramar participated in a larger Board discussion about potential strategies to improve the Company’s financial performance including a discussion of whether a going private transaction was in the best interests of the Company’s stockholders.  The Board then formed the Special Committee who went through the evaluation process described in the Information Statement and Miramar had no involvement in that process.

Furthermore, the Company does not believe that Miramar is an affiliate of the Company.  Miramar holds beneficially less than 10% of the Company’s outstanding securities, does not have membership on the Board and does not control the Company, especially in light of the beneficial ownership of the Company’s securities held by others.

Therefore, based on the foregoing, the Company believes that Miramar need not be included as a filing person on the Schedule 13E-3.

Special Factors, page 15

3.                                      We note your response to prior comment 17, however, it does not appear that you address whether appraisal rights would have been available had you chosen a different means to effectuate the ability to terminate your registration.  Please revise to discuss because this factor may be important to security holders in appreciating the alternative you selected to effectuate the going private transaction.

Response to Comment 3:

In accordance with the Staff’s comment, the Company has revised its discussion at page 20 of the Amended Information Statement.

Background of the Reverse/Forward Stock Split, page 19

4.                                      Please ensure that you have made consistent revisions to your disclosure in response to prior comment 18.  For example, the bullet point at the top of page 18 would appear to continue to indicate that the Special Committee determined the fairness of the transaction as a whole.

Response to Comment 4:

In accordance with the Staff’s comment, the Company has revised its discussion at pages 3 and 18 of the Amended Information Statement.

5.                                      See prior comment 24.  We note your revised disclosure indicating how the Special Committee determined that “a price in the lower half of the range of prices recommended by Imperial Capital” would be fair, from a financial point of view, bur this does not explain how the Special Committee determined the price of $2.15 per share, as opposed to some other price in the lower half of the range, is fair.

Response to Comment 5:

In accordance with the Staff’s comment, the Company has revised its disclosure at pages 21 to 23 of the Amended Information Statement.

Procedural Fairness to All Stockholders, page 36

6.                                      We note your response to prior comment 32 and your revisions to the related disclosure.  Please also consider revising your discussion that appears here to elaborate upon the “several” reasons the Board determined not to condition approval of the going private transaction by a majority of unaffiliated stockholders or revise to remove this reference.

Response to Comment 6:

In accordance with the Staff’s comment, the Company has revised its disclosure at page 35 of the Amended Information Statement.

The Company is hopeful that the foregoing responds adequately to the Staff’s comments.  If you have any questions please do not hesitate to contact the undersigned at (213) 617-5242.

Sincerely, /s/ David I. Sunkin David I. Sunkin
for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc:                                 John S. Foster
  Chairman and Chief Executive Officer
  Innovative Micro Technology, Inc.
  75 Robin Hill Road
  Goleta, CA  93117

                                                Pete Altavilla
  Chief Financial Officer
  Innovative Micro Technology, Inc.
  75 Robin Hill Road
  Goleta, CA  93117

                                                Julie M. Kaufer, Esq.
  Akin Gump Strauss Hauer & Feld LLP
  2029 Century Park East, 24th Floor
  Los Angeles, CA  90067